Exhibit 4.22

Amendment Agreement to the Employment Contract of 18 September 2019
between

ads-tec Energy GmbH, Heinrich-Hertz-Straße 1, 72622 Nürtingen, represented by its Managing Directors Thomas Speidel and Robert Vogt

– hereinafter "ads E" –

and

Hakan Konyar, Großsachsenheimerstrasse 16, 74343 Sachsenheim

Preliminary remark

Hakan Konyar has been working for ads E in Nürtingen as Head of production, product management, logistics (Chief Operation Officer, "COO") since 1 September 2019. The ads-tec group is continuing to develop at a highly dynamic pace. Based on the excellent cooperation to date, Hakan Konyar is now also to take on further tasks with an even higher level of responsibility. In this connection the parties agree the following, expressly maintaining all other provisions set out in the Employment Contract of 18 September 2019 together with any amendment agreements:

1.	Position, role, area of responsibility

a)	With effect from 1st December 2021, from most likely 1st December 2021, at the latest 01.01.2022 (depending on closing date) and as part of his duties of employment with ads E, Hakan Konyar will additionally take on the role of CPO (Chief Production Officer) of the corporate group comprised of ads-tec Energy plc and all of its direct and indirect subsidiaries (including ads E) (the “Group”). He is responsible for production and quality worldwide.

b)	His tasks will in particular include management of production, quality, health safety and operating purchase, logistics and service.

ads-tec Energy GmbH Heinrich-Hertz-Straße 1 D-72622 Nürtingen	Tel.: +49 7022 2522-0 Fax: +49 7022 2522-400 www.ads-tec.de, mailbox@ads-tec.de	Geschäftsführer: Thomas Speidel, Robert Vogt USt-IdNr.: DE31 56 72 626 Registergericht Stuttgart HRB 762810	Baden-Württembergische Bank IBAN: DE88600501010405071830 BIC: SOLADEST600

2.	Parallel employment relationships, agreements with third parties

The Group is aware that Mr. Konyar will continue to perform his duties at ads E as CPO to a correspondingly reduced extent. However, the reduction will only be in correlation to the expansion of his duties for the Group agreed in this amendment agreement. In turn, ads E is also aware that Mr. Konyar in the future will fulfil his new role as CPO of the Group. There is all-round mutual agreement on this.

3.	Fixed remuneration

Due to Hakan Konyars' increased responsibility, the current fixed remuneration will be increased to EUR 200.000,00 gross with effect from beginning of this contract. Payment will be in twelve equal monthly instalments, in each case at the end of the month, into the account of Mr. Konyar into which payments are currently made, in Euros.

The fixed remuneration and the other remuneration components will be deemed to fully compensate Mr. Konyar for his activity in connection with his employment by ads E. Any overtime, based on the current individual regular weekly working hours of at least 40 hours, will also be deemed paid.

4.	Further benefits

Additionally, Mr. Konyar will be granted the following further benefits for his services as CPO of the Group.:

a)	Annual incentive (discretionary bonus): Annual target bonus of EUR 110.000,00 gross in the event that the targets set out in the business plan are achieved in full (100%). Notwithstanding such target, the specific amount, if any, of any annual bonus shall be determined by the Group in consultation with ads E based on achievement of certain individual and Company goals to be established by the Group for each fiscal year. Any annual bonus will be paid within 90 days following the end of the fiscal year in which the applicable services were performed, in accordance with the Group´s bonus payment practices in effect from time to time.

b)	Legal protection: The intention is for Mr. Konyar to be included in a D&O insurance policy still to be taken out by the Group. Such insurance is currently not yet available. Until this insurance is taken out with legal effect and until Mr. Konyar is included in the group of insured persons, ads E agrees to create earmarked provisions of up to EUR 5,000,000.00 for any potential legal defense of the executive officers of the Group.

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5.	Contract as of 18.09.2019 to continue

In all other respects, the Employment Contract of 18 September 2019 continues to apply.

Nürtingen (place), 21.12.2021

/s/ Thomas Speidel	/s/ Robert Vogt	/s/ Hakan Konyar
Thomas Speidel, Robert Vogt as representatives of ads-tec Energy GmbH		Hakan Konyar, CPO

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